SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

157639105

(CUSIP Number)

Thomas J. Mullin, Esq.

Executive Vice President and

General Counsel

Constellation Brands, Inc.

370 Woodcliff Drive

Suite 300

Fairport, New York 14450

(585) 218-3650

With a copy to:

Richard F. Langan, Jr., Esq.

Nixon Peabody LLP

437 Madison Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Constellation Brands, Inc. 16-0716709
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,784,670 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 6,784,670

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,784,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 157639105	Page 3 of 14

This statement constitutes Amendment No. 9 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of Constellation Brands, Inc., a Delaware corporation (“Constellation”) on May 17, 2004 (the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Issuer”). Capitalized terms not otherwise defined herein shall have the respective meaning ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is supplemented as follows:

Constellation may be deemed to constitute a member of group within the meaning of Rule 13d-5 promulgated under the Exchange Act, in addition to DBR and Huneeus, together with Triple Wines, Inc., a California corporation and a wholly-owned subsidiary of DBR (“Merger Sub”), SFI Intermediate Ltd. (“SFI”), GHA 1 Holdings, Inc. (“GHA”, and together with SFI the “Shareholders”) and Christophe Salin, a Managing Director of DBR and Director and President of Merger Sub (“Mr. Salin”). Constellation expressly declares that neither the filing of this Amendment No. 9 to the Schedule 13D nor any of the information contained herein shall be construed as an admission that it has formed or is a member of any such group. Information with respect to the beneficial ownership of Common Stock of the Issuer by DBR, Huneeus, the Shareholders and related information should be contained in Schedules 13D, as amended, filed by each of them. Item 2 of those Schedules 13D, as amended, is incorporated herein by reference insofar as it may contain information as to the identity and background of DBR, Huneeus, the Shareholders and persons related to them.

Item 3.	Source and Amount of Funds or Other Consideration

Reference is made to Item 4 of and Exhibit 15 to this Amendment No. 9 to the Schedule 13D for information relating to the Agreement to Establish Joint Venture, dated as of October 30, 2004, by and among Constellation, Huneeus and DBR (“AEJV”) which information is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

As more fully described in the Schedule 13D, Constellation entered into a Letter Agreement with DBR and Huneeus pursuant to which, among other things, they indicated their intent to enter into certain transactions among themselves and, in connection therewith and prior thereto, to propose to the special committee of the board of directors of the Issuer that the Issuer enter into certain transactions.

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The Merger Agreement

In connection with the transactions contemplated by the Letter Agreement, on October 30, 2004, DBR, Merger Sub, and the Issuer entered into an Agreement and Plan of Merger (the “Definitive Merger Agreement”). A copy of the Definitive Merger Agreement is annexed hereto as Exhibit 12 and incorporated herein by reference. The Definitive Merger Agreement provides, among other things, that Merger Sub will be merged with and into the Issuer (the “Definitive Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”). The articles of incorporation and bylaws of the Merger Sub will be the articles of incorporation and bylaws of the Surviving Corporation and the officers and directors of Merger Sub will be the officers and directors of the Surviving Corporation.

Pursuant to the Definitive Merger Agreement, at the effective time of the Definitive Merger (the “Effective Time”), each share of Common Stock of the Issuer issued and outstanding immediately prior to the Effective Time (other than shares held by the Issuer or by a wholly owned subsidiary of the Issuer, DBR, Merger Sub or any other wholly owned subsidiary of DBR, and other than shares that are held by shareholders, if any, who properly exercise their dissenters’ rights) will be converted into the right to receive $11.75 in cash, without interest (the “Definitive Merger Consideration”). In addition, at the Effective Time (i) each option to purchase shares of Common Stock (an “Option”) outstanding immediately prior to the Effective Time with an exercise price per share equal to or greater than the Definitive Merger Consideration shall be canceled and the holder thereof shall have no right to receive any consideration therefor, and (ii) each Option outstanding three days prior to the Effective Time with an exercise price per share less than the Definitive Merger Consideration shall become fully vested and exercisable as of the third business day prior to the Effective Time and if remaining outstanding as of the Effective Time, shall be canceled as of the Effective Time

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in exchange for the right to receive a payment in cash, without interest, equal to the product of (A) the excess of (x) the Definitive Merger Consideration over (y) the exercise price per share under such Option multiplied by (B) the number of shares of Common Stock into which such Option is exercisable, which cash payment shall be reduced by any applicable withholding taxes (the aggregate consideration paid in respect of such Options, the “Option Merger Consideration”).

The Definitive Merger Agreement provides that the board of directors of the Issuer or a special committee thereof, may engage in negotiations or discussions with a third party that has made a bona fide, written Acquisition Proposal (as defined in the Definitive Merger Agreement) for at least a majority of the outstanding shares of the Issuer on terms that the board of directors or a special committee thereof determines in good faith, after considering the advice of a financial advisor of nationally recognized reputation and its legal counsel, and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable and provide greater value to all the Issuer’s shareholders than as provided by the Definitive Merger Agreement and for which the board of directors of the Issuer has reasonably determined, based on either a good faith review of the offeror’s balance sheet or a commitment letter from a reputable bank or other financial institution, that adequate funding is available (a “Superior Proposal”). In the event the parties to the Definitive Merger Agreement do not propose adjustments in the terms and conditions of the Definitive Merger Agreement to no longer cause the Acquisition Proposal to be a Superior Proposal within the time periods provided for in the Definitive Merger Agreement, upon payment by the Issuer of the termination fee, the Definitive Merger Agreement may be terminated. The termination fee would be equal to $2,475,000.

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If the Issuer’s board of directors approves a sale of all of the outstanding shares of Common Stock pursuant to a Superior Proposal, and the Definitive Merger Agreement is terminated by the Issuer pursuant to its terms, DBR has agreed to vote all of the its shares of Common Stock in favor of such Superior Proposal in a shareholders’ vote.

The Definitive Merger Agreement further provides that owners of shares of Common Stock immediately prior to the Effective Date will be entitled to (i) a non-transferable invitation for three months following the closing of the Definitive Merger to enroll at no additional cost as members of a new Founders Club for fifteen years and (ii) a one-time non-transferable wine dividend of $1.00 per share of Common Stock which will allow such members to use such dividend within one year from the closing date of the Definitive Merger through the Founders Club to purchase wine from the Issuer at a 50% discount. In addition to the wine dividend, Founder’s Club members will be entitled to (i) attend the annual founders celebration at a cost comparable to what the Issuer was charging for its annual shareholder party, (ii) special tours and tastings with special access to each of the Issuer’s wineries, (iii) special access to selections of the Issuer’s most exclusive wines and allocated bottlings at a discounted price, and (iv) allocations of the Issuer’s most limited wines and unique sizes for Founder’s Club members who purchase at least $500.00 per year (net of wine dividend) from the Founders Club selections.

The Definitive Merger is subject to customary closing conditions, including (i) the approval of a majority of the outstanding shares of Common Stock entitled to vote, which shall include the affirmative vote of a majority of the votes cast with respect to the approval of the Merger Agreement and the transactions contemplated thereby (including the Merger) by holders of shares of outstanding Common Stock held by Issuer shareholders other than DBR and its

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affiliates, (ii) clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (iii) the satisfaction or waiver of certain other conditions as more fully described in the Definitive Merger Agreement.

Pursuant to the Definitive Merger Agreement, DBR has agreed to vote or cause to be voted all the shares of Common Stock owned of record by DBR or any of its subsidiaries in favor of the transactions contemplated by the Definitive Merger Agreement.

Pursuant to the Definitive Merger Agreement the Issuer has represented that (i) a special committee of the board of directors of the Issuer made up of independent members (the “Special Committee”) and the board of directors of the Issuer (with certain directors abstaining) have each determined, in what they believe to be good faith, that the Definitive Merger Agreement and the transactions contemplated thereby, including the Definitive Merger, are in the best interests of the Issuer’s shareholders other than DBR and its affiliates and just and reasonable to the Issuer under Section 310(a)(2) of the California General Corporations Law, (ii) the Special Committee has recommended approval of the Definitive Merger Agreement to the board of directors and (iii) the board of directors (with certain directors appointed by DBR abstaining) and with full disclosure of the material facts as to the Definitive Merger and after having inquired as to the interest of certain of the Issuer’s directors in the Definitive Merger has approved and adopted the Definitive Merger Agreement and the transactions contemplated thereby and resolved to recommend their approval and adoption to the shareholders. In addition, DBR has informed Constellation that Thomas Weisel Partners LLC, financial advisor to the Issuer, has issued its affirmative written opinion to the Special Committee in accordance with California General Corporations Law, to the effect that the Merger Consideration is fair to the shareholders of the Issuer other than DBR and its affiliates from a financial point of view.

Pursuant to the Definitive Merger Agreement, if the Definitive Merger is completed pursuant thereto, the Issuer will become a wholly-owned subsidiary of DBR. DBR has informed Constellation that it anticipates that it will seek to cause the Common Stock to be removed from quotation on the Nasdaq National Market so that the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. DBR has further informed Constellation that DBR currently intends to seek to cause the Issuer to terminate the registration of the Common Stock under the Exchange Act as soon after consummation of the Definitive Merger as the requirements for termination of registration are satisfied.

The Definitive Merger Agreement may be terminated by the parties thereto if the Definitive Merger shall have not been consummated by March 31, 2005.

Guaranty

As a condition to the Issuer’s execution and entry into the Merger Agreement, Constellation and Huneeus (together, the “Guarantors”) entered into a Guaranty, dated as October 30, 2004, in favor of the Issuer (the “Guaranty”) pursuant to which, among other things, the Guarantors, jointly and severally, guaranteed to the Issuer prompt and full payment by DBR and Merger Sub of the Definitive Merger Consideration and the Option Merger Consideration provided that the aggregate obligations of the Guarantors shall not exceed an amount equal to the Definitive Merger Consideration plus the Option Merger Consideration less $18 million. A copy of the Guaranty is annexed hereto as Exhibit 13 and incorporated herein by reference.

Non-Disposal Letter Agreement

As a condition of, and an inducement to, DBR and Merger Sub’s entering into the Definitive Merger Agreement and in consideration thereof, the Shareholders

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entered into a Non-Disposal Letter Agreement dated as of October 30, 2004, whereby the Shareholders have agreed not to Transfer (as defined below) any Subject Shares (defined below) or an interest in SFI that is sufficient to control or direct the management of the business of SFI, including its investment in the Issuer (a “Controlling Interest in SFI”) or enter into any agreement which may require or provide for Transfer of the Subject Shares or a Controlling Interest in SFI, in each case other than a Transfer of the Subject Shares or a Controlling Interest in SFI (i) as a result of the consummation of the transaction contemplated by the Definitive Merger Agreement or (ii) to a Permitted Transferee (as defined below) who agrees in writing to comply with the same obligations to which Shareholder is subject thereunder (the “Non-Disposal Letter Agreement”). A copy of the Non-Disposal Letter Agreement is annexed hereto as Exhibit 14 and incorporated herein by reference. The term “Transfer” means, with respect to the Subject Shares or a Controlling Interest in SFI, any sale, transfer, pledge, assignment or other disposition (including by gift) thereof. The term “Subject Shares” means, with respect to SFI or GHA, the shares of Common Stock that are reported as beneficially owned by such entity in a Schedule 13D with respect to such Common Stock filed with the SEC by SFI, GHA and Phyllis S. Hojel, as amended to date. The term “Permitted Transferee” means (i) a person who has a direct or indirect economic interest in SFI or GHA, as applicable, as of the date the Non Disposal Letter Agreement, (ii) a member of the immediate family of any person identified in clause (i) above, (iii) an entity that is wholly owned, directly or indirectly, by persons or family members identified in clause (i) or (ii) above or (iv) a trust of which the sole beneficiaries are, directly or indirectly, persons or family members identified in clause (i) or (ii) above. The Shareholders own an aggregate of 2,562,608 shares of Common Stock representing approximately 19.0% of the Common Stock on the date of the Definitive Merger Agreement (based on the 13,478,272 shares of Common Stock set forth in the Definitive Merger Agreement as being issued and outstanding on October 30, 2004).

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The Shareholders may terminate the Non-Disposal Letter Agreement upon the earliest of (i) the termination of the Definitive Merger Agreement for any reason, (ii) an amendment to the Definitive Merger Agreement which provides for a reduction in the price per share of Common Stock payable to the shareholders of the Issuer other than DBR or a change in any other material financial term of the Definitive Merger Agreement which is adverse to Shareholder and (iii) March 31, 2005.

The Shareholders have advised DBR that they intend to vote the shares of Common Stock owned by such Shareholders in favor of the approval of the Definitive Merger Agreement, unless (i) the board of directors of the Issuer withdraws its recommendation of the Definitive Merger, (ii) the Definitive Merger Agreement is terminated for any reason or (iii) the Definitive Merger Agreement is amended to reduce the price per share of Common Stock payable to the shareholders of the Issuer or to make any other change in a material financial term of the Definitive Merger Agreement which is adverse to the Shareholders.

Constellation disclaims being a member of a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act with any of the Shareholders, and disclaims beneficial ownership of any shares of the Issuer stock that are subject to the Non-Disposal Agreement.

Agreement to Establish Joint Venture

Concurrent with the execution of the Definitive Merger Agreement, Constellation, DBR, and Huneeus entered into the AEJV with respect to Triple Wines LLC, a Delaware limited liability company and a wholly owned indirect subsidiary of Constellation, formed on June 9, 2004 (“Newco”). The AEJV is annexed hereto as Exhibit 15 and incorporated herein by reference.

Pursuant to the AEJV (i) Constellation and Huneeus shall contribute to Newco cash, assets and liabilities as more fully described in the form of Constellation Contribution Agreement and Huneeus Contribution Agreement, respectively, each of which is attached to the AEJV and (ii) DBR will cause the Issuer to contribute to Newco substantially all of the Issuer’s assets and liabilities, as more fully described in the form of Chalone Contribution Agreement attached as an exhibit to the AEJV. The Principals have valued the assets to be contributed by each of them, including cash contributions, at $79.2 million for Constellation, $70 million for

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Huneeus and $61.372 million for DBR, resulting in equity percentages in Newco (the “Equity Percentages”) of 37.61% for Constellation, 33.24% for Huneeus and 29.15% for DBR.

The AEJV provides that DBR and the other Principals will also form another Delaware limited liability company (“VentureCo”) and VentureCo will enter into an assistance agreement with DBR whereby DBR may provide for consideration certain services to VentureCo and will grant VentureCo the right to use certain of DBR’s intangible assets in connection with the sale of wine, produced by Newco, that has been approved by DBR.

In addition to the various agreements referred to in the AEJV and attached thereto as exhibits, the parties intend to enter into several additional agreements referenced therein including an executive employment agreement between Newco and Augustin Francisco Huneeus, an assistance agreement and a custom processing, distribution and marketing agreement, all of which relate to the business operations and relationship of the Principals, Newco and Venture Co after the completion of the Definitive Merger.

Pursuant to the AEJV, the Parties have also changed the terms from those reflected in the term sheet attached to the Letter Agreement which was filed as Exhibit 1 to the Schedule 13D with respect to the distribution among themselves of the proceeds of an alternative transaction in which DBR might participate.

On November 1, 2004, Constellation issued a press release, a copy of which is annexed hereto as Exhibit 16 and incorporated herein by reference.

References to, and descriptions of, the Definitive Merger Agreement, the Guaranty, the Non-Disposal Letter Agreement and the AEJV as set forth herein are not intended to be

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complete. It is recommended that the aforementioned agreements, attached hereto as Exhibits, be read in their entirety for a full understanding of the terms and conditions contained therein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is supplemented as follows:

a. Reference is made to Item 4 of this Amendment No. 9 to this Schedule 13D for information relating to the Non-Disposal Agreement, which information is incorporated herein by reference. Reference is also made to ownership by Mr. Salin of 3,657 shares of Common Stock and 191,547 Options exercisable within 60 days for Common Stock. Mr. Salin may be considered to share voting power with respect to these 3,657 shares of Common Stock and 191,547 Options with DBR. Constellation disclaims being a member of a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act with DBR, Huneeus, Merger Sub, any of the Shareholders, or Mr. Salin and disclaims beneficial ownership of all shares of Common Stock that are subject to the Non-Disposal Agreement and the 3,657 shares of Common Stock and 191,547 Options owned by Mr. Salin.

b. Constellation may be considered to share the power to vote or direct the vote, or share the power to dispose or to direct the disposition of shares of the Issuer’s stock directly or beneficially owed by DBR, Huneeus, Merger Sub, the Shareholders or Mr. Salin.

c. On September 28, 2004 Mr. Salin exercised 900 Options at a price of $5.75 per share of Common Stock, 900 Options at a price of $6.50 per share of Common Stock and 930 Options at a price of $9.06 per share of Common Stock, in cash.

Except for the transactions described above, execution and delivery of the Non Disposal Letter Agreement and the Definitive Merger Agreement by DBR, to Constellation’s knowledge there have not been additional transactions in the Issuer’s Common Stock that were effected by DBR, Huneeus or Merger Sub, nor has Constellation effected any transactions in the Issuer’s Common Stock, during the 60 days prior to the date hereof.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description

12	Agreement and Plan of Merger, dated as of October 30, 2004, by and among DBR, Merger Sub and the Issuer

13	Guaranty, dated as of October 30, 2004, by Constellation and Huneeus in favor of Issuer

14	Non-Disposal Letter Agreement, dated as of October 30, 2004, between DBR and the Shareholders

15	Agreement to Establish Joint Venture, dated as of October 30, 2004, by and among Constellation, Huneeus and DBR

16	Press Release issued November 1, 2004

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Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 1, 2004

CONSTELLATION BRANDS, INC.

By:	/s/ RICHARD SANDS
Name:	Richard Sands
Title:	Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Exhibit Name	Location

1	Commitment Letter Summary, dated May 16, 2004, among Constellation, DBR and Huneeus	Previously filed with Schedule 13D on May 17, 2004

2	Proposal Letter to the Issuer’s Board of Directors, delivered on May 17, 2004	Previously filed with Schedule 13D on May 17, 2004

3	Press Release issued May 17, 2004	Previously filed with Schedule 13D on May 17, 2004

4	Proposal Extension Letter dated June 30, 2004	Previously filed with Amendment No. 1 to the Schedule 13D on July 2, 2004

5	Confidentiality Agreement, dated on July 8, 2004, between Constellation and Issuer	Previously filed with Amendment No. 2 to the Schedule 13D on July 9, 2004

6	Second Proposal Extension Letter dated July 31, 2004	Previously filed with Amendment No. 3 to the Schedule 13D on August 2, 2004

7	Third Proposal Extension Letter dated August 20, 2004	Previously filed with Amendment No. 4 to the Schedule 13D on August 20, 2004

8	Fourth Proposal Extension Letter dated August 27, 2004	Previously filed with Amendment No. 5 to the Schedule 13D on August 30, 2004

9	Fifth Proposal Extension Letter dated September 3, 2004	Previously filed with Amendment No. 6 to the Schedule 13D on September 7, 2004

10	Sixth Proposal Extension Letter dated September 10, 2004	Previously filed with Amendment No. 7 to the Schedule 13D on September 13, 2004

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11	Letter Agreement Amendment, dated September 15, 2004, among DBR, Constellation and Huneeus	Previously filed with Amendment No. 8 to the Schedule 13D on September 17, 2004

12	Agreement and Plan of Merger, dated as of October 30, 2004, by and among DBR, Merger Sub and the Issuer	Filed herewith

13	Guaranty, dated as of October 30, 2004, by Constellation and Huneeus in favor of the Issuer	Filed herewith

14	Non-Disposal Letter Agreement, dated as of October 30, 2004, between DBR and the Shareholders	Filed herewith

15	Agreement to Establish Joint Venture, dated as of October 30, 2004, by and among Constellation, Huneeus and DBR	Filed herewith

16	Press Release issued November 1, 2004	Incorporated by reference from Exhibit 99.1 to Form 8-K filed by Constellation on November 1, 2004